PROSPECTUS                                      Filed pursuant to Rule 424(b)(4)
----------                                                    File No. 333-42292


                 Up To 2,204,720 American Depositary Shares

                              [LOGO OF SATYAM]

                           SATYAM INFOWAY LIMITED
                  Representing Up To 551,180 Equity Shares

                             __________________

     The selling stockholders identified on page 26 below may offer for resale up to 2,204,720 of our American Depositary Shares, or ADSs, outside India, including in the United States. We are not participating in this offering and will not receive any part of the proceeds from the sale of ADSs by the selling stockholders. Each ADS represents one-fourth of one equity share. Our ADSs are listed for trading on the Nasdaq National Market under the symbol "SIFY." On July 28, 2000, the last reported sale price of our ADSs was $15.56 per ADS.

     Investing in the American Depositary Shares involves risks which are described in the Risk Factors beginning on page 7.

                             __________________

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             __________________

                The date of this prospectus is July 31, 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary......................................................     1
Risk Factors............................................................     7
Forward-Looking Statements..............................................    21
Conventions Which Apply To This Prospectus..............................    21
Currency of Presentation................................................    21
Enforcement of Civil Liabilities........................................    22
Reports to Our Security Holders.........................................    23
Use of Proceeds.........................................................    24
Capitalization..........................................................    24
Exchange Rates..........................................................    24
Principal Stockholders..................................................    25
Selling Stockholders....................................................    26
Plan of Distribution....................................................    27
Description of Equity Shares............................................    28
Description of American Depositary Shares...............................    32
Restrictions on Foreign Ownership of Indian Securities..................    39
Government of India Approvals...........................................    43
Taxation................................................................    45
Shares Eligible for Future Sale.........................................    49
Legal Matters...........................................................    50
Experts.................................................................    50
Change in Accountants...................................................    50
Additional Information..................................................    50

     You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                              PROSPECTUS SUMMARY

     This summary highlights information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read this entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding to buy our ADSs. The International Data Corporation market data presented in this prospectus shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurances that any of these projected amounts will be achieved.

                            Satyam Infoway Limited

Our Business

     We are the largest private national provider of Internet access and Internet services to consumers and businesses in India, based on number of subscribers as of June 30, 2000. Our comprehensive range of products and services enables our consumer and business customers to communicate, transmit and share information, access online content and conduct business remotely using our private data network or the Internet. Our Internet and network services include the following:

     . Consumer Internet Access Services. We offer dial-up Internet access, including since May 2000 unlimited access for a fixed price, e-mail and web page hosting to consumers in India through convenient online registration and user-friendly software. In November 1998 after the deregulation of the Internet service provider market in India, we launched our Internet service provider business and became the first private Internet service provider in India. The largest national Internet service provider is VSNL, which is majority controlled by the Indian government.

     . Online Portal and Content Offerings. We operate an online portal, satyamonline.com, that functions as a principal entry point and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music, travel, health, shopping and automobiles. In November 1999, we acquired 24.5%, and an option to acquire the remaining 75.5%, of the outstanding shares of IndiaWorld Communications Private Limited, a leading provider of Internet content and services in India. In June 2000, we exercised our option to acquire the remaining 75.5% of the outstanding shares of IndiaWorld Communications. Also in June 2000, we agreed to acquire a 25% stake in CricInfo Limited, the leading cricket site on the Internet, which acquisition we completed in July 2000. Also in July 2000, we entered into an agreement to acquire IndiaPlaza.com, Inc., an operator of online shopping malls catering to resident and non-resident Indians, through the issuance of an aggregate of 480,000 ADSs. We expect to complete this acquisition in September 2000. We have formed alliances with a number of strategic partners, including ICICI Bank, Citibank and Bank of Madura, to offer banking products through satyamonline.com and to develop payment gateways to facilitate electronic commerce and other activities through our websites. During June 2000, our websites, together with IndiaWorld Communications' websites, generated approximately 80 million page views. Since completion of our acquisition of IndiaWorld Communications, we estimate that the aggregate number of page views generated by our websites will be less than the combined number of page views of our and IndiaWorld Communications' websites immediately prior to completion of the acquisition.

     . Corporate Network and Technology Services. We offer dial-up and dedicated Internet access, including since May 2000 unlimited access for a fixed price, private network services, business-to-business electronic commerce solutions and website development and hosting services to businesses in India. Initiated in April 1998, our corporate network and technology services division has formed strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, Inc. (formerly CompuServe Network Services), Sterling Commerce and Open Market.

     As of March 31, 2000, we had an accumulated deficit of approximately Rs.696.8 million ($16.0 million). For the fiscal year ended March 31, 2000, our net loss was approximately Rs.381.9 million ($8.7 million).

Our Customers

     As of June 30, 2000, we had more than 200,000 consumer Internet access subscribers and more than 500 corporate customers. Our corporate network and technology customers are in a variety of industries, including financial services, publishing, retail, shipping and manufacturing. Our largest corporate customers based on revenue for fiscal 2000 include Amtrex Hitachi Appliances Ltd., Aramex Couriers, Carborundum Universal Ltd., CDC Advisors Private Limited, Computer Associates India Pvt. Ltd., ECGC, ESPN Software India Pvt. Ltd., GE Capital Services, India, GMR Vasavi Group, Gray Cell, Hutchison Corporate Access, IBP Co. Limited, ITC Bhadrachalam Paperboards Limited, Patel Roadways Limited, Philips India Limited, SEEC Technologies Asia Pvt. Ltd., Stock Holding Corporation Of India Limited, Tata McGraw Hill Publishing Company, Tata Telecom Limited and Toyota Kirloskar Motor Pvt. Ltd. No single customer accounted for more than 10% of our revenues in fiscal 2000.

Our Network

     We currently operate India's largest national private data network utilizing Internet protocol, which is an Internet industry standard for tracking Internet addresses, routing outgoing messages and recognizing incoming messages. We own and operate points of presence in 44 of the largest metropolitan areas in India, which we believe allows us to provide Internet access service via a local telephone call to approximately 90% of the installed personal computer base in India. Points of presence are telecommunications facilities located in a particular market which allow our customers to connect to the Internet through a local telephone call. Our private network infrastructure provides the platform for national delivery of Internet access to consumers as well as the backbone for our broad range of corporate network and technology services. For example, our network provides an alternative to government telecom providers for corporations that wish to establish virtual private networks, which provide secure transmission of data using Internet protocol over our private network infrastructure, and electronic data interchanges. Our Internet service provider license permits us to establish and maintain our own direct international Internet connections via satellite links or transoceanic cable systems as an alternative to government-provided Internet gateways. In partnership with Singapore Telecommunications Ltd., we are planning to launch private international gateways to the Internet in eight strategically located cities across India. We believe that as the size and capacity of our network infrastructure grows, its large scale and national coverage will create economies of scale for us and barriers to entry for our competitors.

Our Market Opportunity

     The market for Internet access and electronic commerce, both worldwide and in India, is expanding rapidly. For example, International Data Corporation estimates:

     . the installed personal and network computer base in India will grow at a rate that averages 44% annually from 1.9 million in 1998 to 8.2 million in 2002;

     . Internet users in India will grow at a rate that averages 94% annually from 0.5 million in 1998 to 6.6 million in 2002; and

     . Internet commerce revenues in India will grow at a rate that averages 261% annually from $3.0 million in 1998 to $499 million in 2002.

     Internet usage is expected to grow rapidly in the Indian market as deregulation continues, network bandwidth becomes less expensive, the installed base of personal and network computers increases, alternative Internet-access devices become available and Internet connectivity becomes increasingly important for online news and content and electronic commerce transactions. We believe that our company is well positioned to take advantage of this significant market opportunity in India. The market in India is, however, presently at a very early stage of development and involves significant business, competitive and other risks.

Our Growth Strategy

     Our goal is to become the premier provider of Internet access, online content and network services to consumers and businesses in India. Our principal business strategies to accomplish this objective are:

     . Increase penetration in our existing markets by expanding awareness of the Satyam Online brand name to capitalize on our first mover advantage in India;

     . Expand our products and services with new technologies to enable our customers to use the Internet more effectively;

     . Strengthen our Internet portal and other Internet content websites with more content tailored to Indian interests worldwide, such as the content we obtained in our acquisition of IndiaWorld Communications and our investment in CricInfo Limited;

     . Increase our range of electronic commerce services to build our online presence and pursue additional revenue opportunities;

     . Expand customer distribution channels through strategic partnerships to take advantage of the sales and marketing capabilities of our strategic partners;

     . Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter new markets and accommodate increased customer usage; and

     . Pursue selective strategic investments, partnerships and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our product mix.

Recent Developments

     IndiaWorld Communications. On June 30, 2000, we completed our previously announced acquisition of IndiaWorld Communications. We had initially acquired 24.5% of IndiaWorld Communications in November 1999 and in that transaction also acquired an option to acquire the remaining 75.5%. The option was exercised in a part cash, part stock transaction involving approximately $48 million in cash and 268,500 newly-issued equity shares. Assuming the June 23, 2000 market value of our ADSs on the Nasdaq National Market, these equity shares had an aggregate value of approximately $25 million assuming the one-for-four ADS ratio. However, our equity shares are not listed in India and under present law may not be converted into ADSs.

     IndiaPlaza.com. On July 13, 2000, we entered into an agreement to acquire IndiaPlaza.com, Inc., an operator of online shopping malls catering to resident and non-resident Indians, through the issuance of an aggregate of 480,000 ADSs. We expect to complete this transaction in September 2000.

     Quarterly Results. Based on our unaudited results of operations for the fiscal quarter ended June 30, 2000, we recognized approximately Rs.321.7 million in revenues for the quarter ended June 30, 2000. Our net loss was approximately Rs.178.3 million for the quarter ended June 30, 2000.

Our Organization

     We were incorporated under the laws of the Republic of India on December 12, 1995. Our principal executive offices are located at Maanasarovar Towers, 271-A, Anna Salai, Teynampet, Chennai 600 018, India, and our telephone number is (91) 44-435-3221. Information contained in our websites, including our principal website, satyamonline.com, is not part of this prospectus. We are a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the principal Indian stock exchanges. "Satyam" is a trademark owned by Satyam Computer Services, which has licensed the use of the "Satyam" trademark to us subject to specified conditions. "Satyam Online," "Satyam:Net" and "satyamonline.com" are trademarks used by us for which we have registration applications pending in India. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 The Offering

American Depositary Shares offered...........     Up to 2,204,720 ADSs.

The ADSs.....................................     Each American Depositary Share
                                                  represents one-fourth of one
                                                  equity share, par value Rs.10
                                                  per share. The ADSs are
                                                  evidenced by American
                                                  Depositary Receipts.

Equity shares outstanding...................      23,069,105 equity shares.

ADSs outstanding............................      23,278,420 ADSs.

Use of proceeds.............................      This prospectus relates solely
                                                  to the resale by certain
                                                  holders of ADSs issued to them
                                                  privately in connection with
                                                  our investment in CricInfo
                                                  Limited. We are not
                                                  participating in this offering
                                                  and will not receive any
                                                  proceeds from the sale of ADSs
                                                  by the selling stockholders.

Nasdaq National Market Symbol...............      SIFY

     The 23,069,105 equity shares outstanding is based on the equity shares outstanding as of July 31, 2000 and excludes 313,160 equity shares issuable upon the exercise of options outstanding under our stock option plan at a weighted-average exercise price of approximately Rs.2,338 per equity share as of March 31, 2000. All ADS amounts in this prospectus have been adjusted to reflect the 4-for-1 split of our ADSs effective January 10, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     Our financial statements are prepared in Indian rupees and are presented in accordance with U.S. GAAP for the fiscal years ended March 31, 1998, 1999 and 2000. Financial statements for the year ended March 31, 2000 also have been translated into U.S. dollars. Our financial statements have been consolidated with the accounts of IndiaWorld Communications from December 1, 1999. We completed our acquisition of IndiaWorld Communications on June 30, 2000.

     The summary financial and other data includes a presentation of EBITDA. EBITDA represents earnings (loss) before depreciation and amortization, interest income and expense, income tax expense (benefit) and extraordinary items. EBITDA is presented because we believe some investors find it to be a useful tool for measuring a company's ability to fund capital expenditures or to service future debts. EBITDA is not determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Because EBITDA excludes interest expense and capital expenditures, negative EBITDA would limit our ability to fund capital expenditures and service future debt obligations. Our EBITDA is not comparable to that of other companies which may determine EBITDA differently.

                                                                               Fiscal Year Ended March 31,
                                                           --------------------------------------------------------------------
                                                               1998              1999              2000               2000
                                                           ------------      ------------      ------------       -------------
                                                                          Indian rupees                           U.S.  dollars
                                                           ------------------------------------------------       -------------
                                                                    (in thousands, except share and per share data)
Statement of Operations Data:
Revenues........................................           Rs.    6,805      Rs.  103,344      Rs.  671,025       $      15,373
Cost of revenues................................                 19,498            63,651           293,731               6,729
                                                           ------------      ------------      ------------       -------------
Gross profit (loss).............................                (12,693)           39,693           377,294               8,644
Operating expenses:
 Selling, general and administrative expenses...                 61,016           151,120           577,224              13,224
 Depreciation and amortization..................                 19,383            49,162           262,509               6,014
                                                           ------------      ------------      ------------       -------------
   Total operating expenses.....................                 80,399           200,282           839,733              19,238
                                                           ------------      ------------      ------------       -------------
Operating loss..................................                (93,092)         (160,589)         (462,439)            (10,594)
                                                           ------------      ------------      ------------       -------------
Interest expense, net...........................                  7,498            27,146           (75,642)             (1,732)
Other income....................................                     --               359             1,623                  38
Income taxes....................................                     --                --             1,478                  34
Minority interest...............................                     --                --             1,799                  41
                                                           ------------      ------------      ------------       -------------
Net loss........................................           Rs. (100,590)     Rs. (187,376)     Rs. (381,897)      $      (8,749)
                                                           ============      ============      ============       =============

Net loss per equity share.......................           Rs.  (121.66)     Rs.   (17.31)     Rs.   (20.59)      $       (0.47)
Weighted average equity shares used in
 computing net loss per equity
 share..........................................                826,805        10,824,826        18,545,399          18,545,399

Other Financial Data:
EBITDA..........................................           Rs.  (73,709)     Rs. (111,068)     Rs. (198,307)      $      (4,543)
Capital expenditures............................                 77,070           146,135           867,445              19,873
Net cash provided by (used in):
 Operating activities...........................                (73,950)         (171,388)         (373,938)             (8,567)
 Investing activities...........................                (77,070)         (146,000)       (2,611,694)            (59,833)
 Financing activities...........................                159,449           433,023        10,167,709             232,937

                                                                                                     As of March 31, 2000
                                                                                              ---------------------------------
                                                                                               Indian rupees     U.S. dollars
                                                                                              ---------------------------------
Balance Sheet Data:                                                                                      (in thousands)
Cash and cash equivalents.......................                                              Rs. 7,307,625       $     167,414
Working capital (deficit).......................                                                  7,503,519             171,902
Total assets....................................                                                 10,634,004             243,620
Long-term debt, including
  current installments..........................                                                    215,537               4,938
Total stockholders' equity (deficit)............                                                  9,927,841             227,442

                                 RISK FACTORS

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Investments in Indian Companies

     We are incorporated in India, and virtually all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

     Political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India recently changed for the fifth time since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to construct our network and operate our business.

     In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions subsequent to its discussions with the Government of India. The economic sanctions imposed on India to date have not had a material impact on our company. However, these sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to construct our network and operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not have a material adverse effect on our business or on the market for our ADSs in the United States.

     Regional conflicts in South Asia could adversely affect the Indian economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kargil and other border areas. Further, in October 1999 the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

     Indian law and the terms of our Internet service provider license contain restrictive provisions that limit our ability to raise capital, to issue equity securities in consideration for acquisitions we may make or to be acquired which could prevent us from constructing our network and operating our business or entering into a transaction that is in the best interests of our stockholders.

     Indian law and the terms of our Internet service provider license constrain our ability to raise capital through the issuance of equity or convertible debt securities or to issue equity securities in consideration for acquisitions we may make. Guidelines issued by the Department of Policy and Promotion, Ministry of Industry in January 1997 state that the maximum foreign equity investment in an Indian company engaged in business in the telecommunications sector is

49%. Additional guidelines issued in November 1998 provide that the maximum foreign equity investment in an Indian company acting as an Internet service provider is also 49%. This 49% limit applies to foreign equity investment in our company. Likewise, our Internet service provider license provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity.

     Approximately 44% of our equity interests are presently held by foreign investors. As a result of the 49% limit on foreign equity ownership, we will not be permitted to sell more than an additional 5% of our equity shares to foreign investors in the future. We cannot assure you that other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. The 49% limit on foreign equity ownership also restricts our ability to be acquired by a non-Indian company because a foreign company is prohibited from acquiring a majority of our equity shares. Likewise, the terms of our Internet service provider license prevents us from transferring the license to a third person. This may prevent us from entering into a transaction which would otherwise be beneficial for our company and the holders of our equity shares.

     We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently there is no public trading market for our equity shares in India nor can we assure you that we will take steps to develop one. Our equity securities are not traded publicly in India, but are only traded on Nasdaq through the ADSs as described in this prospectus. Under current Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. To our knowledge, as of the date of this prospectus, such an approval had never been granted by the Government of India in respect of ADSs traded in the United States. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market.

     Under current Indian laws and regulations, you will be prohibited from re-depositing those outstanding equity shares with our depositary without prior approval of the Government of India. If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

     Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1997 through March 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 22%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

     The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

     . Our Internet service provider license has a term of 15 years and we have no assurance that the license will be renewed. If we are unable to renew our Internet service provider license in 2013 for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

     . The Government of India and the Telecom Regulatory Authority of India, or TRAI, maintain the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the government or the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the government or the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations.

     . The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     We had outstanding performance guarantees for various statutory purposes totaling Rs.23.05 million ($0.5 million) as of March 31, 2000. These guarantees are generally provided to government agencies, primarily the Telegraph Authority, as security for compliance with and performance of terms and conditions contained in an Internet service provider license and VSNL towards the supply and installation of an electronic commerce platform. These guarantees may be seized by the governmental agencies if they suffer any losses or damage by reason of our failure to perform our obligations. Any failure on our part to comply with governmental regulations and the terms of our Internet service provider license could result in the loss of our license and any amount outstanding as performance guarantees, which would also prevent us from carrying on a very significant part of our business. Further, additional laws regulating telecommunications, electronic records, the enforceability of electronic documents and the liability of network service providers are under consideration and if enacted could impose additional restrictions on our business.

     Surcharges on Indian income taxes will increase our tax liability by an additional 10% and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 10.0% surcharge resulting in an effective tax rate of 38.5%. However, we cannot assure you that the 10.0% surcharge will be repealed in the future or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a tax of 22.0%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid at the corporate level. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India's limited Internet usage does not grow substantially, our business may not succeed.

     The success of our business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Indian government and the Telecom Regulatory Authority of India and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture in India limit Internet connection speeds to 28 Kbps and below, less than the 33 to 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on cable modems, in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India.

     The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 1998 the Indian market contained approximately 0.5 million Internet users compared to a total population in India of 984.0 million, while the U.S. market contained approximately 62.8 million Internet users compared to a total population in the U.S. of 270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently unavailable in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India.

     The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

     Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

     The success of our business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond our control.

     Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is virtually no electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain unresolved. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

     .    inconsistent quality of service;

     .    need to deal with multiple and frequently incompatible vendors;

     . inadequate legal infrastructure relating to electronic commerce in India;

     .    lack of security of commercial data such as credit card numbers; and

     . low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

Risks Related to Satyam Infoway

     Our limited operating history makes it difficult to evaluate our business.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

     . continue to develop and upgrade our technology, including our network infrastructure;

     .    maintain and develop strategic relationships with business partners;

     .    offer compelling online services and content; and

     . promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are business network and connectivity services, Internet service provider and consumer portal. Our three businesses were started at different times and have only been functioning together since late in 1998. We do not yet know whether these businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain subscribers for our Internet services and corporate customers for our network services as well as the loss of advertising revenues.

     We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional subscribers and other customers to attain profitability.

     Since our founding, we have incurred significant losses and negative cash flows. As of March 31, 2000, we had an accumulated deficit of approximately $16.0 million. We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network infrastructure and sales and marketing staff, and advertise and promote our brand. Our business plan assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. Our business plan also assumes that businesses in India will demand private network and related electronic commerce services. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     Our ability to compete in the Internet service provider market is hindered by the fact that our largest competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

     Videsh Sanchar Nigam Limited, or VSNL, is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India which we estimate had approximately 350,000 subscribers as of March 31, 2000. This amount is only an estimate because VSNL does not publicly disclose this information. VSNL enjoys significant competitive advantages over our company, including the following:

     . Longer service history. VSNL has offered Internet service provider services since August 1995 whereas we have offered Internet service provider services only since November 1998.

     . Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

     . Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

     If we are unable to distinguish our Internet service provider services from those of VSNL, these competitive advantages may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions or reduced margins for our company's operations.

     We may be required to further lower the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease our revenues.

     A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of May 20, 2000, approximately 315 companies had obtained Internet service provider licenses in India, including 54 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Commencing in May 2000, we offer unlimited Internet access to consumers for a fixed price. A number of our competitors, including Dishnet, Zee Telefilms and VSNL, also offer unlimited Internet access for a fixed price. In addition, at least one of our competitors offers free Internet service. We expect the market for consumer Internet access to become increasingly price competitive as late market entrants attempt to acquire customers.

     Our online portal, satyamonline.com, faces significant competition from well-established Indian content providers, including RediffontheNet. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Microsoft Network, Yahoo!, Excite@Home, Infoseek and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

     Our corporate and technology services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

     Our marketing campaign to establish brand recognition and loyalty for the Satyam Online brand could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the "Satyam" trademark that we license from Satyam Computer Services.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Satyam Online brand. We plan to increase substantially our marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

     "Satyam" is a trademark owned by Satyam Computer Services Limited, or Satyam Computer Services, our parent company. We have a license to use the "Satyam" trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If there is a change of control in our company, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years' prior written notice. Termination of our license to use the "Satyam" trademark would require us to invest significant funds in building a new brand name and could have a material adverse effect on our business, results of operations and financial condition.

     If our efforts to retain our subscribers through investment in network infrastructure and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new subscribers are substantial relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom may offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate could decrease the revenues generated by our consumer Internet access services division.

     Our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

     . the number of subscribers to our Internet service provider service and the level of Internet and other online service usage by those subscribers determines the amount of revenues generated by our consumer Internet access services division;

     . advertising and electronic commerce activity on satyamonline.com determines the amount of revenues generated by our online portal and content offerings division; and

     . the products developed by our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network and technology services division.

     Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

     . new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

     . our capital expenditures and other costs relating to the expansion of our operations could affect the completion of our network or could require us to generate additional revenue in order to be profitable;

     . the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network and technology services division;

     . the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

     . our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom and our acquisition of IndiaWorld Communications and investment in CricInfo;

     . the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

     . technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to increase our expenditures for our sales and marketing operations, expand and develop content and enhance our technology and infrastructure development. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may underperform or fall.

     Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the Government of India. We have a back-up data facility but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. Recently, several large Internet companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

     We have suffered service outages from time to time. We guarantee to our corporate customers that our network will be operational 99% of the time, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

     Security breaches could damage our reputation or result in liability to us.

     Our facilities and infrastructure must remain secure and be perceived by consumers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

     The security services that we offer in connection with our business customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder ability to attract and retain customers for our service offerings.

     If we are unable to manage the rapid growth required by our business strategy, our results of operations will be adversely affected.

     We have experienced and are currently experiencing a period of significant growth. As of March 31, 2000, we had 622 employees, an increase of 83% from the 340 employees we had as of March 31, 1999. We currently anticipate hiring an additional 120 employees during the current fiscal year, most of whom will be hired into our sales, marketing and customer support teams. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

     We face a competitive labor market in India for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. R. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief

Financial Officer, and each of our vice presidents. Substantially all of our employees are located in India, and each of them may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

     We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

     We rely on our arrangements with strategic partners to provide key network and electronic commerce products and services to our business clients. Our relationships with UUNet Technologies, Open Market and Sterling Commerce are exclusive to us within the Indian market with regard to specific products, so long as we maintain stated minimum performance levels. If we were to lose exclusivity, we would likely be subject to intense competition for these products and services. These arrangements can be terminated by our partners in some circumstances. We also rely on our strategic partners to provide us with access to their customer base. If our relationships with our strategic partners do not continue, the ability of our corporate network and technology services division to generate revenues will be decreased significantly.

     IndiaWorld Communications is engaged in disputes which, if resolved unfavorably, could diminish the value of the business we are acquiring, impose costs on us or have other undesirable effects.

     We and IndiaWorld Communications have been contacted by a party located in the United States which has alleged that the activities of IndiaWorld Communications infringe with a United States trademark for the term "IndiaWorld," and associated logos and trade dress purportedly owned by this third party. We have been advised by the prior owners of IndiaWorld Communications that no such infringement has taken place and that they have commenced legal action in federal court in New York to cancel the United States trademark which they believe was improperly granted and to assert other claims. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement. Further, we presently do not believe that the disputed marks are material to our business strategy as this dispute does not at this time pertain to the key assets of IndiaWorld Communications, including the websites samachar.com, khel.com, khoj.com, dhan.com and bawarchi.com. We and IndiaWorld Communications have also been contacted by a party who alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from the business.

     We face risks associated with our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom, our acquisition of IndiaWorld
     Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be located, completed and the other party integrated with our business on favorable terms.

     In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications' remaining outstanding shares which we exercised in June 2000. In November and December 1999, we also formed alliances with ICICI Bank, Citibank, Bank of Madura and RPG Netcom. In May 2000, we entered into a partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we also agreed to acquire a 25% stake in CricInfo Limited and entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger. We completed our investment in CricInfo Limited in July 2000. These transactions were only recently entered into and none of these ventures is yet operational. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. We may experience difficulty in integrating the services of ICICI Bank, Citibank, Bank of Madura, RPG Netcom, VeriSign, CricInfo and AOL Instant Messenger with our services, and these alliances may not provide all or a portion of the anticipated benefits. We could have difficulty in assimilating IndiaWorld Communications' personnel, operations, technology and software, or that of another company we acquire, with our company. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

     Satyam Computer Services controls our company and may have interests which conflict with those of our other stockholders or holders of our ADSs.

     As of the date of this prospectus, Satyam Computer Services beneficially owned approximately 53% of our equity shares. As a result, it is able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

     .    altering our Articles of Association;

     . issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

     .    commencing any new line of business; and

     .    commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other stockholders or holders of our ADSs. Satyam Computer Services could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

     We must make substantial capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

     We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks in India is a new business for private markets entrants such as our company and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers' changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

     Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of consumers use our Internet service provider services and Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

     We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the Internet

     We may be liable to third parties for information retrieved from the Internet.

     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing the satyamonline.com network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

     The success of our strategy depends on our ability to keep pace with technological changes.

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The market for our service is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

     Our business may not be compatible with delivery methods of Internet access services developed in the future.

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

     Our product and service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing products or services.

Risk Related to the ADSs and Our Trading Market

     Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution pursuant to which we may issue up to one million equity shares in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications and 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited. As a result, ADS holders are deemed to have waived their preemptive rights with respect to their shares. In addition, U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

     Holders of ADSs may be restricted in their ability to exercise voting rights.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs.

     At our request, the depositary bank will mail to you any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted on a poll.

     The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through July 6, 2000 and, after giving effect to the 4-for-1 split of our ADSs in January 2000, the trading price of our ADSs has ranged from a high of $113 per ADS to a low of $7.50 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

     . our failure to integrate successfully our operations with those of IndiaWorld Communications;

     .    actual or anticipated variations in our quarterly operating results;

     .    announcement of technological innovations;

     . conditions or trends in the Internet and electronic commerce industries;

     . the successful implementation by competitors of the free Internet access model, or the introduction of alternative pricing models, in India;

     .    the perceived attractiveness of investment in Indian companies;

     .    acquisitions and alliances by us or others in the industry;

     . changes in estimates of our performance or recommendations by financial analysts;

     .    market conditions in the industry and the economy as a whole;

     .    introduction of new services by us or our competitors;

     .    changes in the market valuations of other Internet service companies;

     . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     .    additions or departures of key personnel; and

     .    other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

     An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Under current Indian law, equity shares may not be re-deposited into our depositary without prior approval of the Government of India. Therefore, the number of outstanding ADSs will decrease to the extent that equity shares are withdrawn from our depositary, which may adversely affect the market price and the liquidity of the market for the ADSs. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 49% under present Indian law. This limitation means that, unless Indian law changes, 51% of our equity shares will never be available to trade in the United States market.

     The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. Such sales could include the sale of the ADSs described in this prospectus which were originally issued in a private transaction. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We intend to issue additional equity shares and ADSs to fund acquisitions and investments and the parties to any such future transactions could also decide to sell them.

     Forward-looking statements contained in this prospectus may not be realized.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                          FORWARD-LOOKING STATEMENTS

     We have included statements in this prospectus which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

     In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this prospectus include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described above in "Risk Factors."

                  CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

     Unless we indicate otherwise, all information in this prospectus reflects the following:

     .    the 4-for-1 split of our ADSs in January 2000; and

     .    no exercise of outstanding employee stock options.

                           CURRENCY OF PRESENTATION

     In this prospectus, all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "$" are to the legal currency of the United States. For the convenience of the reader, this prospectus contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this prospectus, all translations from Indian rupees to U.S. dollars contained in this prospectus have been based on the noon buying rate in the City of New York on March 31, 2000 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on March 31, 2000 was Rs.43.65 per $1.00.

     Our financial statements are prepared in Indian rupees and presented in accordance with U.S. GAAP for the fiscal years ended March 31, 1998, 1999 and 2000. Solely for your convenience, our financial statements as of the year ended March 31, 2000 have been translated into U.S. dollars. In this prospectus, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     For historical information regarding rates of exchange between Indian rupees and U.S. dollars, please see "Exchange Rates."

                       ENFORCEMENT OF CIVIL LIABILITIES

     Our company is a limited liability company under the laws of the Republic of India. All of our directors and executive officers, and several of the experts named in this prospectus, reside outside the United States, and virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon those persons within the United States or to enforce against us or those persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated on the civil liability provisions of the federal securities laws of the United States.

     India is not a party to any international treaty relating to the recognition or enforcement of foreign judgments. We have been advised by M.G. Ramachandran, our Indian legal counsel, that in India the statutory basis for recognition of foreign judgments is found in Section 13 of the Indian Code of Civil Procedure, 1908, or Indian Civil Code, which provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon except:

     . where the judgment has not been pronounced by a court of competent jurisdiction;

     .    where the judgment has not been given on the merits of the case;

     . where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

     . where the proceedings in which the judgment was obtained were opposed to natural justice;

     .    where the judgment has been obtained by fraud; or

     . where the judgment sustains a claim founded on a breach of any law in force in India.

     Section 44A of the Indian Civil Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United States has not been declared by the government of India to be a reciprocating territory for purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. We have also been advised by M. G. Ramachandran that a party may file suit in India against us, our directors or our executive officers as an original action predicated upon the provisions of the federal securities laws of the United States. To our knowledge, no such suit has ever been brought in Indian courts. As a result, it may be difficult for investors to enforce a judgment obtained in a court in the United States, or to bring an original action in an Indian court, based on the civil liability provisions of the federal securities laws of the United States against us or our directors, executive officers or experts who reside outside the United States.

                        REPORTS TO OUR SECURITY HOLDERS

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. As a result, we are required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We intend to submit to the SEC quarterly reports on Form 6-K which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F which will include audited annual financial information. We also intend to file these reports within the same time periods that apply to the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K. The SEC's rules generally require that domestic issuers file a quarterly report on Form 10-Q within 45 days after the end of the first three fiscal quarters and file an annual report on Form 10-K within 90 days after the end of each fiscal year.

     These reports and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

          Judiciary Plaza
          450 Fifth Street, N.W.
          Room 1024
          Washington, D.C. 20549.

     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but we currently do so in order to make our reports available over the Internet.

     Our periodic reports and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     We will furnish the depositary referred to under "Description of American Depositary Shares" with annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The depositary has agreed with us that, at our request, it will promptly mail these reports to all registered holders of ADSs. We will also furnish to the depositary all notices of stockholders' meetings and other reports and communications that are made generally available to our stockholders. The depositary will arrange for the mailing of these documents to record holders of ADSs. For further details on the responsibilities of the depositary and the information to be made available to persons who purchase our ADSs in this offering, please see "Description of American Depositary Shares" and "Additional Information."

                                USE OF PROCEEDS

     This prospectus relates solely to the resale by certain holders of ADSs issued to them privately in connection with our investment in CricInfo Limited. We are not participating in this offering and will not receive any proceeds from the sale of ADSs by the selling stockholders.

                                CAPITALIZATION

     The following table sets forth, as of March 31, 2000, the cash, short-term debt and capitalization of our company.

                                                                                                As of March 31, 2000
                                                                                ---------------------------------------------------
                                                                                   Indian Rupees                  U.S.  Dollars
                                                                                -------------------           ---------------------
                                                                                                   (in thousands)
Cash and cash equivalents................................................       Rs.       7,307,625           $             167,414
                                                                                ===================           =====================

Short term debt:
  Current installments of long-term debt.................................       Rs.          40,267           $                 922
  Current installment of capital lease obligations.......................                     2,104                              48
                                                                                -------------------           ---------------------
    Total short-term debt................................................       Rs.          42,371           $                 971
                                                                                ===================           =====================
Long-term debt:
  Long-term debt, excluding current installments.........................       Rs.         168,860           $               3,869
  Capital lease obligations, excluding current installments..............                     4,306                              99
                                                                                -------------------           ---------------------
    Total long-term debt.................................................                   173,166                           3,967
Stockholders' equity:  equity shares, par value Rs.10 per share;
 25,000,000 authorized; 22,249,425 issued and outstanding................                   222,494                           5,097
Additional paid-in capital...............................................                10,520,953                         241,030
Deferred compensation - employee stock offer plan........................                  (120,225)                         (2,754)
Accumulated deficit......................................................                  (696,834)                        (15,964)
Accumulated other comprehensive income...................................                     1,451                              33
                                                                                -------------------           ---------------------
   Total stockholders' equity............................................                 9,927,841                         227,442
                                                                                -------------------           ---------------------
   Total capitalization..................................................       Rs.      10,101,006           $             231,409
                                                                                ===================           =====================

                                EXCHANGE RATES

     The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New
York:

Fiscal Year Ended March 31,                                    Period End        Average            High             Low
---------------------------------------------------------    --------------   -------------    --------------   -------------
1996 (from December 12, 1995)............................       Rs.   34.35     Rs.   35.21      Rs.   38.05      Rs.   34.10
1997.....................................................             35.88           35.70            34.15            26.85
1998.....................................................             39.53           37.37            40.40            35.71
1999.....................................................             42.50           42.27            43.60            39.41
2000.....................................................             43.65           43.46            43.75            42.50
2001 (through June 30, 2000).............................             44.60           43.76            44.78            43.42

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2000 by (1) each person or group of affiliated persons who is known by us to beneficially own 5% or more of the equity shares, (2) all directors and our CEO and (3) all directors and executive officers as a group. The table gives effect to equity shares issuable within 60 days of June 30, 2000 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. Mr. B. Ramalinga Raju is the Chief Executive Officer, Chairman of the Board of Directors and a stockholder of Satyam Computer Services. Messrs. Satyam Ramnauth and Pierre Guy Noel, directors of International Venture Capital Management, which manages South Asia Regional Fund, exercise voting control and dispositive power over the equity shares owned by South Asia Regional Fund. Mr. Peck, a director of our company, is affiliated with South Asia Regional Fund.

                                                                            Equity Shares
                                                                          Beneficially Owned
                                                               ---------------------------------------
Beneficial Owner                                                    Number                Percent
----------------                                               ----------------      -----------------
Satyam Computer Services Limited.......................             12,182,600             53.0
  Mayfair Center, S P Road
  Secunderabad 500 003
  India
South Asia Regional Fund...............................              3,600,000             15.7
  Les Cascades Building
  Edith Cavell Street
  Port Louis
  Mauritius
R.  Ramaraj............................................                370,000              1.6
B.  Ramalinga Raju.....................................                    100               *
Pranab Barua...........................................                     --               --
T.  H.  Chowdary.......................................                     --               --
Donald Peck............................................                     --               --
C.  Srinivasa Raju.....................................                     --               --
S.  Srinivasan.........................................                     --               --
All directors and executive officers as a group
  (20 persons).........................................                370,100              1.6

_____________________

* Less than 1% of total

                             SELLING STOCKHOLDERS

     The following table sets forth certain information, as of July 31, 2000 with respect to the ADSs owned and to be offered hereby from time to time by Indigo Holdings Limited and CricInfo Limited (together, the "Selling Stockholders"). Because the Selling Stockholders may sell all or any part of the ADSs pursuant to this prospectus, no estimate can be given as to the number and percentage of our ADSs that will be held by the Selling Stockholders upon termination of the offering. Assuming all of the ADSs being offered are sold, the Selling Stockholders will own no ADSs. See "Plan of Distribution."

                                                                ADSs Beneficially Owned Prior
                                                                     to this Offering
                                                            ----------------------------------------            ADSs Offered
                   Beneficial Owner                               Number                Percent(1)                 Hereby
-------------------------------------------------------     -----------------     ------------------        ------------------
Indigo Holdings Limited................................             1,202,760                    1.3                 1,202,760
  c/o The Langtry Trust Group
  P.O. Box 124 Langtry House
  40 La Motte Street
  St. Helier, Jersey JE4 8QR
  Channel Islands, British Isles

CricInfo Limited.......................................             1,001,960                    1.1                 1,001,960
  Hartham Park
  Corsham
  Wiltshire, England SN13 ORP
  England

____________________

(1) Based on the percentage of outstanding equity shares represented by the equity shares underlying such holder's ADSs.

     Pursuant to an agreement between our company and the Selling Stockholders, we have agreed to file a registration statement, of which this prospectus forms a part, to register the potential resale of the ADSs by the Selling Stockholders.

                             PLAN OF DISTRIBUTION

     Sales of the ADSs covered by this prospectus and the related registration statement may be made from time to time by the Selling Stockholders in one or more transactions on the Nasdaq National Market or any other national securities exchange on which the ADSs may be traded (which, subject to applicable law, may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades), in the over-the-counter market, in privately negotiated transactions or otherwise or in any combination of such transactions at market prices then prevailing, at prices related to the then current market price, at negotiated prices or at fixed prices. In addition, any ADSs covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act, Rule 144 promulgated thereunder or any other transaction exempt from registration under the Securities Act may be sold under such provisions rather than pursuant to this prospectus. The ADSs may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Without limiting the generality of the foregoing, the ADSs offered by this prospectus may be sold in one or more of the following types of transactions:

     . sales to underwriters who will acquire the ADSs for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale;

     . a block trade in which the broker-dealer so engaged will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     . an exchange distribution in accordance with the rules of such exchange; and

     .    transactions between sellers and purchasers without a broker-dealer.

In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

     Brokers, dealers or agents may receive compensation in the form of commissions, underwriting discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     In the event the Selling Stockholders engage an underwriter in connection with the sale of the ADSs, to the extent required, a prospectus supplement will be distributed, which will set forth the number of ADSs being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

     All costs, expenses and fees in connection with the registration of the ADSs offered hereby shall be borne by our company. Commissions and discounts, if any, and any other selling expenses attributable to the sale of ADSs hereunder will be borne by the Selling Stockholders.

     Persons participating in the distribution of the ADSs offered hereby may but are not obligated to engage in transactions that stabilize the price of our ADSs. In the event such stabilization is conducted, it may be terminated at any time.

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                         DESCRIPTION OF EQUITY SHARES

     The following are summaries of our Articles of Association and Memorandum of Association and the Companies Act 1956 which govern our affairs. Our Articles of Association provides that the regulations contained in Table "A" of the Companies Act apply to Satyam Infoway. We incorporate by reference complete copies of our Memorandum of Association and Articles of Association, as well as Table "A" of the Companies Act, as exhibits to our Form F-2, of which this prospectus is a part. In this prospectus, all references to our Articles of Association include the regulations of Table "A" of the Companies Act incorporated into our Articles of Association.

General

     Our authorized share capital is 25,000,000 equity shares, par value Rs.10 per share. As of March 31, 2000, 22,249,425 equity shares, including options to purchase 312,460 equity shares, were issued and outstanding.

     The equity shares are our only class of share capital. However, our Articles of Association and the Companies Act permit us to issue preference shares in addition to the equity shares. For the purposes of this prospectus, "stockholder" means a stockholder who is registered as a member in the register of members of our company.

     A total of 825,000 equity shares are reserved for issuance under our ASOP. As of March 31, 2000, we had granted an aggregate of 313,160 options under our ASOP with a weighted average exercise price equal to approximately Rs.2,338 per equity share.

     On February 5, 1999, we entered into a Share Subscription and Stockholders' Agreement, or Stockholders' Agreement, with Satyam Computer Services, South Asia Regional Fund, or SARF, and Mr. B. Ramalinga Raju, the Chairman of our Board of Directors, which was subsequently amended effective September 14, 1999. The Stockholders' Agreement grants "tag-along" rights to SARF in the event of a sale of our equity shares by Satyam Computer Services as well as customary information and inspection rights. Sterling Commerce has similar rights pursuant to the Stockholders Agreement in connection with the sale of our equity shares to Sterling Commerce. The Stockholders' Agreement provides that upon the occurrence of specified events, SARF may require Satyam Computer Services to repurchase our equity shares owned by SARF. The Stockholders' Agreements also granted to Satyam Computer Services and SARF warrants to purchase up to an aggregate of 750,000 of our equity shares. Upon the completion of our initial public offering in October 1999, Satyam Computer Services and SARF exercised these warrants for an exercise price equal to approximately 67% of our initial public offering price, or $12.00 per equity share, and we issued an aggregate of 150,000 and 600,000 equity shares to Satyam Computer Services and SARF respectively upon exercise of these warrants.

Dividends

     Under the Companies Act, unless our board of directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles, although the stockholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. The dividend recommended by the board, if any, and subject to the limitations described above, is distributed and paid to stockholders in proportion to the paid up value of their shares within 42 days of the approval by the stockholders at the annual general meeting. Pursuant to our Articles, our Board has discretion to declare and pay interim dividends without stockholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary in connection with this offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered stockholder at a record date fixed during or prior to the annual general meeting or to his order or his banker's order.

     Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of our accumulated profits, subject to the following conditions:

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

     . the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

     . the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

     . the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

     A tax of 22%, including the presently applicable surcharge, of the total dividend declared, distributed or paid for a relevant period is payable by our company.

Bonus Shares

     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our stockholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to stockholders in the proportion recommended by the Board. Stockholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

     The Companies Act gives stockholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the stockholders. For approval, a special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution pursuant to which we may issue up to one million equity shares in connection with acquisitions, 268,500 of which we issued in connection with our acquisition of IndiaWorld Communications and 551,180 of which we issued in connection with our acquisition of a 25% stake in CricInfo Limited. As a result, ADS holders are deemed to have waived their preemptive rights with respect to these shares. If we issue additional equity shares in the future for which our stockholders have not waived their preemptive rights and a special resolution is not approved by our stockholders, the new shares must first be offered to the existing stockholders as of a fixed record date. The offer must include: (1) the right, exercisable by the stockholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our Board is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to our company.

Annual General Meetings of Stockholders

     We must convene an annual general meeting of stockholders within six months after the end of each fiscal year to adopt the accounts for such fiscal year and to transact other businesses and may convene an extraordinary general meeting of stockholders when necessary or at the request of a stockholder or stockholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the stockholders is generally convened by our Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the day of mailing) prior to the date of the general meeting to the stockholders on record. Stockholders who are registered as stockholders on the date of the general meeting are entitled to attend or vote at such meeting.

     The annual general meeting of stockholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the Board. Our registered office is located at Mayfair Trade Center, 2nd Floor, 1-8-303/36, S.P. Road, Secunderabad 600 003, India.

     Our Articles provide that a quorum for a general meeting is the presence of at least five stockholders in person.

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

Voting Rights

     At any general meeting, voting is by show of hands unless a poll is demanded by a stockholder or stockholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up value of at least Rs.50,000. Upon a show of hands, every stockholder entitled to vote and present in person has one vote and, on a poll, every stockholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such stockholders. Our Chairman of the Board has a deciding vote in the case of any tie. For a description of voting of ADSs, please see "Description of American Depositary Share--Voting Rights."

     Any stockholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate stockholder may appoint an authorized representative who can vote on behalf of the stockholder, both upon a show of hands and upon a poll.

     Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, special resolutions such as amendments to our Articles and the object clause of the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.

Register of Stockholders; Record Dates; Transfer of Shares

     We maintain a register of stockholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

     To determine which stockholders are entitled to specified stockholder rights, we may close the register of stockholders. The Companies Act requires us to give at least seven days' prior notice to the public before such closure. We may not close the register of stockholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

     Following the introduction of the Depositories Act, 1996, and the repeal of
Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. In accordance with the provisions of Section 111A(2) of the Companies Act, our directors may exercise this discretion if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the stockholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board, or CLB. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the CLB may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a stockholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by a duly stamped instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent is Citibank, N.A., Mumbai branch.

Disclosure of Ownership Interest

     Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether
Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement to be entered into by us, such holders and a depositary. For additional information regarding the deposit agreement, please see "Description of American Depositary Shares."

Audit and Annual Report

     At least 21 days prior to the date of the annual general meeting of stockholders (excluding the day of mailing), we must distribute to our stockholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the stockholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Andhra Pradesh, India, which is the state in which our registered office is located. We must also file an annual return containing a list of our stockholders and other information, within 60 days of the conclusion of the meeting.

Company Acquisition of Equity Shares

     Under the Companies Act, approval of at least 75% of a company's stockholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. Generally, a company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act and the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. However, the Buy-back Regulations apply only to public companies listed on a recognized Indian stock exchange and will therefore not apply to Satyam Infoway.

Liquidation Rights

          Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

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

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.--Mumbai Branch, located at 81 Dr. Annie Besant Road, Worli, Mumbai, India 400 018.

     We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement and any amendment to date is on file with the SEC under cover of a registration statement on Form F-6 (Reg. No. 333-10982). You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

     Each ADS represents one-fourth of one equity share on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

     If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of equity shares will continue to be governed by the laws of India, which may be different from the laws in the United States.

     As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns new ADSs and will own ADSs at the relevant time.

Dividends and Distributions

     As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

     Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

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

Distributions of Equity Shares

     Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of equity shares with the custodian. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the equity shares deposited or modify the ADS-to-equity shares ratio, in which case each ADS you hold will represent rights and interests in the additional equity shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

     The distribution of new ADSs or the modification of the ADS-to-equity shares ratio upon a distribution of equity shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new equity shares so distributed.

     No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws). If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

     Whenever we intend to distribute rights to purchase additional equity shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

     The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.

     The depositary bank will not distribute the rights to you if:

     . we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

     .    we fail to deliver satisfactory documents to the depositary bank; or

     .    it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions

     Whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

     If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

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

     The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

     The depositary bank will not distribute the property to you and will sell the property if:

     . we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

     .    we do not deliver satisfactory documents to the depositary bank; or

     . the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

     Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

     The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Equity Shares

     The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such equity shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

     If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Equity Shares

     Under current Indian laws and regulations, the depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. If you elect to surrender your ADSs and receive equity shares, under current Indian laws and regulations, you will be prohibited from re-depositing those outstanding equity shares with our depositary without prior approval of the Government of India. For additional information, please see "Risk Factors-- We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors, which, together with the lack of a public market for our equity shares, may impact the value of our ADSs."

     If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit equity shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the equity shares to the custodian.

     The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the equity shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

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

     If you are permitted to make a deposit of equity shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

     . the equity shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

     . all preemptive (and similar) rights, if any, with respect to such equity shares have been validly waived or exercised;

     .    you are duly authorized to deposit the equity shares;

     . the equity shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement); and

     . the equity shares presented for deposit have not been stripped of any rights or entitlements.

     If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Equity Shares Upon Cancellation of ADSs

     As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying equity shares at the custodian's offices, subject to the laws of India. In order to withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

     If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. Please also keep in mind that the Depositary will deliver the underlying shares only in uncertificated form.

     You will have the right to withdraw the securities represented by your ADSs at any time except for:

     . Temporary delays that may arise because (i) the transfer books for the equity shares or ADSs are closed, or (ii) equity shares are immobilized on account of a stockholders' meeting or a payment of dividends.

     .    Obligations to pay fees, taxes and similar charges.

     . Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

     The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

     As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. The voting rights of holders of equity shares are described in "Description of Equity Shares--Voting Rights."

     At our request, the depositary bank will mail to you any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions. In the event that voting takes place on a poll, the depositary will vote all deposited securities in accordance with the instructions received from holders of a majority of the deposited securities for which instructions have been given to the depositary.

     Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.

Fees and Charges

     As an ADS holder, you will be required to pay the following service fees to the depositary bank:

                              Service                                                    Fees
     --------------------------------------------------------------       -------------------------------------
     Issuance of ADSs..............................................       Up to 5c per ADS issued

     Cancellation of ADSs..........................................       Up to 5c per ADS canceled

     Distribution of ADSs..........................................       Up to 2c per ADS issued

     Distribution of cash dividends or other cash distributions....       Up to 2c per ADS held

     As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

     . fees for the transfer and registration of equity shares (i.e., upon deposit and withdrawal of equity shares);

     .    expenses incurred for converting foreign currency into U.S. dollars;

     . expenses for cable, telex and fax transmissions and for delivery of securities;

     . taxes and duties upon the transfer of securities (i.e., when equity shares are deposited or withdrawn from deposit); and

     . fees and expenses as are incurred with compliance with exchange control regulations and other regulatory requirements.

     We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

     We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement.) You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs (except as permitted by law).

     We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

     Upon termination, the following will occur under the deposit agreement:

     . For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those equity shares on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

     . After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in an unsegregated non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

     The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

     The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

     The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

     . We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

     . The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

     . The depositary bank disclaims any liability for any failure to determine the lawfulness or reasonable practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in equity shares, for the validity or worth of the equity shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

     . We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

     . We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation of the United States, the Republic of India or any other country, any provision of our Articles of Association and Memorandum of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

     . We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association and Memorandum of Association or in any provisions of securities on deposit.

     . We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

     . We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders equity shares but is not, under the terms of the deposit agreement, made available to you.

     . We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

     . We and the depositary bank disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

     The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

     You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

     The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

     The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

     If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

     . convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable;

     . distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

     . hold the foreign currency (without liability for interest) for the applicable holders.

            RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

     Prior to June 1, 2000, investment in Indian securities was regulated by the Indian Foreign Exchange Regulation Act, 1973. Under Section 29(1)(b) of the Indian Foreign Exchange Regulation Act, 1973, no person or company resident outside India not incorporated in India (other than a banking company) could purchase the shares of any company carrying on any trading, commercial or industrial activity in India without the permission of the Reserve Bank of India. Also, under Section 19(1)(d) of the Indian Foreign Exchange Regulation Act, 1973, the transfer and issuance of any security of any Indian company to a person resident outside India required the permission of the Reserve Bank of India. Under Section 19(5) of the Indian Foreign Exchange Regulation Act, 1973, no transfer of shares in a company registered in India by a non-resident to a resident of India was valid unless the transfer was confirmed by the Reserve Bank of India upon application filed by the transferor or the transferee. Furthermore, the issuance of rights and other distributions of securities to a non-resident also requires the prior consent of the Reserve Bank of India. However, the Reserve Bank of India has issued notifications over the past few years relaxing the restrictions on foreign investment in Indian companies.

     As of June 1, 2000, the Indian Foreign Exchange Regulation Act, 1973 was replaced by the Indian Foreign Exchange Management Act, 1999. The Indian Foreign Exchange Management Act, 1999 contains provisions regarding current account convertibility and amendments to the definition of a resident of India. However, some of the preexisting controls and restrictions on capital account transactions remain in force. While many of the restrictions imposed by the Indian Foreign Exchange Regulation Act, 1973 have been relaxed under this new legislation, the Notifications and Guidelines issued by the Reserve Bank of India which are not inconsistent with the Indian Foreign Exchange Management Act, 1999 continue to be in force. The purchase and the transfer of shares of Indian companies continues to be regulated by the RBI. Therefore, transaction involving foreign investment in Indian securities is regulated by the provisions of the Indian Foreign Exchange Management Act, 1999 and continues to be regulated by the Reserve Bank of India.

ADR Guidelines

     Shares of Indian companies represented by ADSs are no longer required to be approved for issuance to foreign investors by the either Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as modified from time to time, notified by the Government of India. This change was effected through the guidelines for ADR and GDR issues by Indian companies issued by the Ministry of Finance on January 19, 2000 and a notification issued by the Reserve Bank of India. Hence we do not require the approval of the Ministry of Finance and the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of an offering.

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme also affords to owners of ADSs the benefits of Section 115AC of the Indian Income-tax Act, 1961 for purposes of the application of Indian tax law. For additional information, please see "Taxation--Indian Taxation."

Foreign Direct Investment

     Currently, due to recent changes in Indian policy, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies do not require the approval of the Foreign Investment Promotion Board, or FIPB, a body formed by the Government of India to negotiate with large foreign companies interested in making long-term investments in India. Furthermore, henceforth no prior approval of the Reserve Bank of India is required although a post-investment declaration in giving details of the foreign investment in the company pursuant to the ADR issue must be filed with the Reserve Bank of India within thirty days of an ADR offering.

     In cases where FIPB approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form as mentioned above must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. In cases where no prior approval of the FIPB is required, prior approval of the Reserve Bank of India would also not be required. However, a declaration in the prescribed form giving details of the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company.

     In May 1994, the Government of India announced that purchases by foreign investors of ADSs and foreign currency convertible bonds of Indian companies will be treated as foreign direct investment in the equity issued by Indian companies for such offerings.

     In November 1998, the Reserve Bank of India issued a notification to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and the provisions relating to foreign direct investment in the equity shares of a company discussed above would apply. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit.

     The discussion on the foreign direct investment regime in India set forth above applies only to a new issuance of shares made by Indian companies, not to a transfer of shares.

     Notwithstanding the foregoing, the terms of our Internet service provider license provide that the maximum total foreign equity investment in our company is 49%.

Investment by Non-Resident Indians and Overseas Corporate Bodies

     A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies ("OCBs"), at least 60% owned by such persons. These facilities permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by foreign direct investors described above.

     Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also invest in Indian companies through foreign direct investments. For additional information, please see "--Foreign Direct Investment." Under the foreign direct investment rules, non-resident Indians and overseas corporate bodies may invest up to 100% in high-priority industries in which other foreign investors are permitted to invest only up to 50%, 51%, 74% or 100%, depending on the industry category.

Investment by Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all the securities traded on the primary and secondary markets in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India to make these investments. Foreign institutional investors must also comply with the provisions of the Securities Exchange Board of India Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the foreign institutional investor also obtains general permission from the Reserve Bank of India to engage in transactions regulated under the Indian Foreign Exchange Regulation Act. Together, the initial registration and the Reserve Bank of India's general permission enable the registered foreign institutional investor to buy, subject to the ownership restrictions discussed below, and sell freely securities issued by Indian companies whether or not they are listed, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. The foreign institutional investor regulations also set out the general obligations and responsibilities and investment conditions and restrictions applicable to foreign institutional investors. One such restriction is that unless the foreign Institutional Investor is registered as a debt fund with the Securities Exchange Board of India, the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India.

     Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may direct foreign investments in Indian companies. For additional information, please see "--Foreign Direct Investment."

Ownership Restrictions

     The Securities and Exchange Board of India and Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors. The Reserve Bank of India issued a circular in August 1998 stating that foreign institutional investors in aggregate may hold no more than 30% of the equity shares of an Indian company and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 40% if the stockholders of the company pass a special resolution to that effect. The Reserve Bank of India circular also states that no single foreign institutional investor may hold more than 10% of the shares of an Indian company and no single non-resident Indian or overseas corporate body may hold more than 5% of the shares of an Indian company.

     There is uncertainty under Indian law about the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisers about the relationship between the foreign institutional investor regulations and the ADSs and any equity shares withdrawn upon surrender of ADSs.

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the Securities and Exchange Board of India in January 1997 and notified by the Government of India in February 1997, which replaced the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Resolutions, upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other stockholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the new regulations. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code. However, since we are an unlisted company, the provisions of the new regulations will not apply to us. If our shares are listed on an Indian stock exchange in the future, the new regulations will apply to the holders of our ADSs.

     Open market purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require Government of India approval on a case-by-case basis.

Voting Rights of Deposited Equity Shares Represented by ADSs

     Holders of ADSs generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by the related ADSs.

     At our request, the depositary bank will mail to the holders of ADSs any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.

     Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that ADS holders will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted except as discussed above.

                         GOVERNMENT OF INDIA APPROVALS

     Currently, under Indian regulations, we are not required to obtain the prior approval of the Ministry of Finance and the Reserve Bank of India for an offering. However, we will be required to furnish full particulars of the issue, including the number of ADSs issued, the percentage of the foreign shareholding in our company subsequent to an offering and detailed parameters of the issue to the Ministry of Finance and the Reserve Bank of India within 30 days of an offering. We are also required to furnish to the Reserve Bank of India, the capital structure of our Company prior to an offering as well as the capital structure after an offering, within 30 days of an offering. We are also required to inform the Reserve Bank of India of any repatriation of issue proceeds held abroad immediately on such repatriation. Various tax concessions are expected to be available with respect to an offering in accordance with the provisions of
Section 115AC of the Indian Income-tax Act, 1961. Copies of the approvals from the Ministry of Industry and the letter from the Ministry of Finance stating that the approval of the Ministry of Finance will not be required for an offering will be made available for public inspection at our corporate office or provided upon written request to our Chief Financial Officer.

     On January 20, 2000, the Reserve Bank of India issued a notification under the provisions of the Indian Foreign Exchange Regulation Act, 1973 relaxing the requirement of prior approval for an Indian company issuing ADS, provided that the issuing company is eligible to issue ADSs in terms of the guidelines issued by the Ministry of Finance and the issuing company has the necessary approval from the Foreign Investment Promotion Board. We satisfy both the criteria mentioned above and hence we will not be required to obtain the prior approval of the Reserve Bank of India for an offering. Through this notification the Reserve Bank of India has also granted general permission for the following:

     .    foreign investors to acquire ADSs and equity shares issued by us;

     . us to issue the ADSs and transfer and register the equity shares in the name of the depositary or its nominee;

     . us to remit dividends on the equity shares issued by us and represented by ADSs at market rates, through an Authorized Dealer, as and when due subject to the payment of any applicable Indian taxes;

     . us to issue any rights or bonus equity shares represented by the ADSs issued by us; and

     . us to export the equity shares from India for transfer thereof outside of India upon withdrawal from the depositary facility.

     The Reserve Bank of India has granted general permission for the free transfer of the ADSs issued by us outside India between non-residents of India.

     Specific approval of the Reserve Bank of India will have to be obtained, however, for the sale of the underlying equity shares by a person resident outside India to a person resident in India as well as for any renunciation of rights to a resident of India. Currently, investment in Indian securities is regulated by the Foreign Exchange Regulation Act, 1973, which may be replaced by the Indian Foreign Exchange Management Act, 1999. Pursuant to the Indian Foreign Exchange Regulation Act, 1973, a resident of India is: (1) a citizen of India who has not left India with an intention of staying outside India; and (2) a non-citizen of India who stays in India for a purpose indicating an intention to stay in India. Transfers of securities in Indian companies from a person resident outside India to a resident of India require approval from the Reserve Bank of India under Section 19(5) of the Indian Foreign Exchange Regulation Act, 1973. Currently, however, no prior approval of the Reserve Bank of India is required in respect of such sales if the company whose shares are being sold is listed in India and if such sales are made in the stock market through a registered Indian broker and through a recognized stock exchange in India at prevailing market rates. In such cases, the sale proceeds may be repatriated after payment of applicable taxes and stamp duties. Since our equity shares are not presently listed in India, the prior approval of the Reserve Bank of India will be required for a person resident outside India who is a stockholder in our company to sell his equity shares in our company to a person resident in India. The Reserve Bank of India will approve the price at which the shares can be sold based on a formula. Because the sale would result in an outflow of foreign exchange, the Reserve Bank of India would generally not approve a price higher than that arrived at by using the formula.

     Any person resident outside India desiring to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of an Indian counsel as to the requirements applicable at that time. The Reserve Bank of India has approved the free transferability of our ADSs outside India between two non-residents. However, under current Indian law, the sale and transfer of our equity shares withdrawn from the depositary to any resident of India would require additional approvals to be obtained from the Reserve Bank of India. Under current regulations and practice, since we are not listed on any recognized stock exchange in India, a non-resident of India intending to sell our securities within India or to a resident of India is required to apply for Reserve Bank of India approval by submitting a Form TS1, which requires information as to the transferor, transferee, the shareholding structure of our company, the proposed sale price per share and other information. The proceeds from such transfers may be transferred outside India after payment of applicable taxes and stamp duties. The Reserve Bank of India will approve the price at which shares are to be transferred from a non-resident holder of shares in our company to a resident of India based on a formula. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application in its discretion.

     The equity shares issued and outstanding prior to the offering are not listed on any Indian stock exchanges, and no such listing is presently planned. However, we may be required to list the equity shares on Indian Stock Exchanges within three years from the time we first earn profits.

                                   TAXATION

Indian Taxation

     General

     The following is based on the opinion of M.G. Ramachandran regarding the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India, whether of Indian origin or not. We refer to these persons as non-resident holders. The following is based on the provisions of the Income-tax Act, 1961, including the special tax regime contained in Section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC may be amended or changed by future amendments of the Income-tax Act.

     This opinion is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares by non-resident holders. Personal tax consequences of an investment may vary for non-resident holders in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

     Residence

     For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

     .    a period or periods amounting to 182 days or more; or

     . 60 days or more and, in case of a citizen of India or a person of Indian origin, who being outside India, comes on a visit to India, is in India for 182 days or more effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is registered in India or the control and the management of its affairs is situated wholly in India. A firm or other association of persons is resident in India except where the control and management of its affairs is situated wholly outside India. Individuals, companies, firms and other associations of persons that are not resident of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions

     Withholding tax on dividends paid to stockholders no longer applies. However, the company paying the dividend would be subject to a dividend distribution tax of 22%, including the presently applicable surcharge of 10%, of the total amount it distributes, declares or pays as a dividend. This dividend distribution tax is in addition to the normal corporate tax of 38.5%, including the present surcharge of 10%.

     Any distributions of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident holders with respect to ADSs or equity shares will not be subject to Indian tax. Similarly, the acquisition by a non-resident holder of equity shares upon redemption of ADSs will not constitute a taxable event for Indian income tax purposes. Such acquisition will, however, give rise to a stamp duty as described below under "--Stamp Duty and Transfer Tax."

     Taxation of Capital Gains

     Any gain realized on the sale of our ADSs by a non-resident holder to any non-resident outside India is not subject to Indian capital gains tax. However, because subscription rights are not expressly covered by Section 115AC, it is unclear, and M.G. Ramachandran is therefore unable to give an opinion, as to whether capital gain derived from the sale of subscription rights by a non-resident holder not entitled to an exemption under a tax treaty to any non-resident outside India will be subject to Indian capital gains tax. If such subscription rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights will be subject to customary Indian taxation on capital gains as discussed below.

     In an offering under the Issue of Foreign Currency Convertible Bonds and Equity shares Scheme, non-resident holders of the ADSs will have the benefit of tax concessions available under Section 115AC. The effect of the Scheme in the context of Section 115AC is unclear, and M.G. Ramachandran is unable to give an opinion as to whether such tax treatment is available to a non-resident holder of equity shares after receipt of the equity shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such equity shares will be subject to customary Indian taxation on capital gains as discussed below. The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment.

     Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be withheld at the source by the buyer. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the cost of acquisition of equity shares received in exchange for ADSs will be the cost of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the cost of acquisition of the equity shares would be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder's holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

     Under Section 115AC, taxable gain realized in respect of equity shares held for more than 12 months, or long-term gain, is subject to tax at the rate of 10%. Taxation gain realized in respect of equity shares held for 12 months or less, or short-term gain, is subject to tax at variable rates with a maximum rate of 48%. In addition, non-corporate foreign assesses are subject to a surcharge of 15%. The actual rate of tax on short-term gain depends on a number of factors, including the residential status of the non-resident holder and the type of income chargeable in India.

     Buy-back of Securities

     Currently, Indian companies are not subject to any tax in respect of the buy-back of their shares. However, the stockholders will be taxed on any gain at the long-term or short-term, as applicable, capital gains rates. For additional information, please see "--Taxation of Capital Gains."

     Stamp Duty and Transfer Tax

     Upon issuance of any physical equity shares underlying our ADSs, we will be required to pay a stamp duty of 0.1% of the aggregate value of the shares we issue. Issue of dematerialized shares are not subject to Indian stamp duty. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of physical equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the redemption date. Similarly upon a sale of shares in physical form, stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date is payable although customarily such duty us borne by the purchaser.

     Wealth Tax

     The holding of the ADSs in the hands of non-resident holders and the holding of the underlying equity shares by the depositary as a fiduciary will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers in this context.

     Gift Tax and Estate Duty

     Indian gift tax was abolished in October 1998. In India, there is no estate duty law. As a result, while no estate duty would be payable in India, non-resident holders are advised to consult their own tax Advisors in this context.

     Service Tax

     Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 0.5%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons, i.e., citizens or residents of the United States, partnerships, corporations or any other entities created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and that will hold equity shares or ADSs as capital assets. It also addresses, to a limited extent, the U.S. federal income tax considerations relevant to holders that are not U.S. persons. We refer to these persons as U.S. holders. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date and in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Distributions of cash or property (other than equity shares, if any, distributed pro rata to all stockholders of our company, including holders of ADSs) with respect to equity shares or ADSs will be includible in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of our company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain.

     A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian dividend distribution taxes paid by our company, unless it is a U.S. company holding at least 10% of the Indian company paying the dividends. U.S. holders should be aware that dividends paid by our company generally will constitute "passive income" for purposes of the foreign tax credit.

     If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. holder will be the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs. Subject to special rules described below governing passive foreign investment companies, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

     Estate Taxes. An individual stockholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if either:

     . 75% or more of its gross income for the taxable year is passive income; or

     . on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

     . pay an interest charge together with tax calculated at maximum ordinary income rates on "excess distributions," which is defined to include gain on a sale or other disposition of equity shares;

     . if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

     . if the exchanges on which the equity shares or ADSs are traded meet certain trading, listing, financial disclosure and other requirements of a qualified exchange under applicable U.S. Treasury Regulations, a U.S. holder that makes a valid mark-to-market election will recognize as ordinary income each year the excess in the fair market value, if any, of its equity shares or ADSs at the end of the taxable year over such holder's adjusted tax basis in such equity shares or ADSs and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such equity shares or ADSs. The ADSs are expected to be listed on the Nasdaq National Market which is a qualified exchange.

     Backup Withholding Tax and Information Reporting Requirements. Under current U.S. Treasury Regulations, dividends paid on equity shares, if any, may be subject to information reporting and generally will not be subject to U.S. backup withholding tax. In addition, information reporting will apply to payments of proceeds from the sale or redemption of, equity shares or ADSs by a paying agent, including a broker, within the United States to a holder, other than an "exempt recipient," including a corporation and a non-U.S. holder that provides an appropriate certification. In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder, other than an "exempt recipient," if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to our initial public offering in October 1999, there had not been a public market for our ADSs or equity shares, and no prediction can be made as to the effect, if any, that market sales of ADSs or equity shares or the availability of ADSs for sale will have on the market price of the ADSs prevailing from time to time. Nevertheless, sales of substantial amounts of ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of ADSs and could impair our future ability to raise capital through the sale of our equity securities. For additional information, please see "Risk Factors--The future sales of securities by our company or existing stockholders may hurt the price of our ADSs."

     As of July 31, 2000, we had an aggregate of 23,069,105 equity shares and 23,278,420 ADSs outstanding, assuming no exercise of the outstanding employee stock options. Our ADSs are freely tradable, except that any ADSs held by "affiliates" as defined under Rule 144 under the Securities Act may only be sold in compliance with the limitations described below. Our equity shares not underlying ADSs were all issued in accordance with Regulation S, other than the 481,000 shares issued to Sterling Commerce which were issued pursuant to Regulation D. None of these shares may, under present law, be converted into ADSs without government of India approval. If converted into ADSs, all equity shares issued in accordance with Regulation S and held by non-affiliates may immediately be resold, subject to any applicable lock-up periods. All equity shares issued in accordance with Regulation D may be resold in accordance with Rule 144 after complying with a holding period of at least one year and the other requirements of that rule.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of our initial public offering, a number of shares that does not exceed the greater of 1.0% of the then outstanding equity shares (including equity shares represented by ADSs) (230,691 shares) or the average weekly trading volume in the equity shares (including equity shares represented by ADSs) during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Certain resales may be permitted pursuant to Sections 903 and 904 of Regulation S even if the Rule 144 holding periods are not satisfied. Satyam Computer Services Limited and South Asia Regional Fund may be deemed affiliates of our company. Therefore, sales by them in the United States of the 15,782,600 equity shares owned by them may continue to be subject to the volume limitations of Rule 144.

     In September 1999, we entered into a registration rights agreement with SARF and Sterling Commerce relating to our company. Commencing 180 days after the completion of our initial public offering in October 1999, each of SARF and Sterling Commerce may make up to three requests of our company to register their equity shares. In addition, SARF and Sterling Commerce have specified rights to sell equity shares in connection with any public offering of our equity shares in India or any other country, excluding the United States. The registration rights agreement also grants to SARF and Sterling Commerce "piggy-back" registration rights and contains other customary provisions. SARF also has similar rights to require the listing of its shares in markets other than the United States under specified circumstances.

                                 LEGAL MATTERS

     The validity of the ADSs offered hereby will be passed upon for Satyam Infoway by Latham & Watkins, Menlo Park, California. The validity of the equity shares represented by the ADSs offered hereby and the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such equity shares who are not resident in India will be passed upon by M.G. Ramachandran, New Delhi, India, Indian counsel for Satyam Infoway Limited. Latham & Watkins may rely upon M.G. Ramachandran with respect to matters governed by Indian law. Certain employees of Latham & Watkins own an aggregate of less than one percent of our outstanding ADSs.

                                    EXPERTS

     The U.S. GAAP financial statements of Satyam Infoway Limited as of March 31, 1998, 1999 and 2000, and for each of the years in the three-year period ended March 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG, India, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

     Effective May 1998, Bharat S. Raut and Company was engaged as the principal independent accountants for Satyam Infoway for Indian GAAP reporting, replacing Fraser & Ross, who resigned at that time. The change was approved by our Directors and at the annual general meeting held on May 23, 1998.

     In connection with the audits of the fiscal years ended March 31, 1996, 1997 and 1998, and for the interim period from April 1, 1998 through May 23, 1998, there were no disagreements with Fraser & Ross on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Fraser & Ross, would have caused them to make reference to the matter in their report, except that during the fiscal year ended March 31, 1998 Fraser & Ross qualified its opinion regarding whether or not Section 58A of the Companies Act applied to Satyam Infoway's issuance of debentures to Citibank. Section 58A prohibits Indian companies, other thank banks, from accepting "deposits" in an amount in excess of 25% of their shares capital. Fraser & Ross concluded that the debentures should be classified as "deposits" while Satyam Infoway concluded that they should be classified as a bank loan. The audit reports of Fraser & Ross for the financial statements of Satyam Infoway as of and for the fiscal years ended March 31, 1996, 1997 and 1998 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty or audit scope, except for a qualification of the financial statements at March 31, 1998 prepared under Indian GAAP related to the treatment of the Citibank debentures as described above.

                            ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form F-2, which includes amendments, exhibits, schedules and supplements, under the Securities Act of 1933, as amended, and the rules and regulations of the SEC, for the registration of the ADSs and underlying equity shares offered by this prospectus. We have not included in this prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

     You may review and obtain copies of the registration statement, including exhibits and schedules filed with it, at the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also find the registration statement with exhibits, other than confidential filings, at the SEC's Website at http://www.sec.gov.

     We file with the SEC annual reports on Form 20-F and quarterly and other reports on Form 6-K. Our annual and quarterly reports include financial statements prepared in accordance with generally accepted accounting principles, except as disclosed therein. Our annual financial statements are examined by our independent accountants.

     The SEC's rules let us "incorporate by reference" information which we have previously filed with the SEC, which means we can disclose important information to you by referring you to those documents. This prospectus incorporates:

     .    our Annual Report on From 20-F for the year ended March 31, 2000 which we filed with the SEC on June 29, 2000; and

     .    our Current Report on Form 6-K which we filed with the SEC on July 12,
2000.

     The information incorporated by reference is an important part of this prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information at no cost to you upon written or oral request directed to Satyam Infoway Limited, Maanasarovar Towers, 271-A, Anna Salai, Teynampet, Chennai 600018, India, Attn: Investor Relations,
Telephone: (91) 40-435-3221.

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================================================================================


                 Up To 2,204,720 American Depositary Shares


                        [LOGO OF SATYAM APPEARS HERE]


                           SATYAM INFOWAY LIMITED

                  Representing Up To 551,180 Equity Shares


                             -------------------
                             P R O S P E C T U S
                             -------------------


                                July 31, 2000


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